# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: NEW FOUND GOLD CORP., CIK 0001840616
CUSIP: 64440N103
Title of class of securities: Common Shares, No Par Value
Address of issuer's principal executive offices: 1055 West Georgia Street, Suite 2129, Vancouver, Canada, British Columbia Canada (A1), V6E 3P3
Date of event which requires filing of this statement: 11/13/2025
Filed by CIK 0001491714
Persons authorized to receive notices and communications: Mark Mandel, Baker & McKenzie LLP, 452 Fifth Avenue, New York, New York (NY), 10018, (212) 626-4527

## Reporting persons
- Sprott Eric (CIK 0001491714): type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); member of a group; source of funds: affiliate funds (AF); sole voting power 1,900,000; shared voting power 64,015,290; sole dispositive power 1,900,000; shared dispositive power 64,015,290; aggregate amount beneficially owned 65,915,290 (19.42% of the class)
  Comment: 1. Includes (i) 24,298,700 Common Shares, no par value (the "Common Shares"), of New Found Gold Corp. (the "Issuer") held of record by Sprott Mining Inc. ("Sprott Mining"), a wholly-owned subsidiary of 2176423 Ontario Ltd. ("2176423 Ontario"), (ii) 37,716,565 Common Shares of the Issuer held of record by 2176423 Ontario, (iii) 2,000,025 Common Shares issuable upon the exercise of warrants to purchase shares of Common Stock held of record by 2176423 Ontario, and (iv) 1,900,000 Common Shares of the Issuer held directly by Eric Sprott. Eric Sprott controls 2176423 Ontario and has the power to direct the voting and disposition of Common Shares held by the entity through his ownership interests in 2176423 Ontario. Eric Sprott controls Sprott Mining and has the power to direct the voting and disposition of Common Shares held by the entity through his ownership interests in 2176423 Ontario.
  
  2. The percentage set forth in Row 13 of this Cover Page is calculated based on 339,380,959 Common Shares outstanding, which is derived from 243,126,725 Common Shares outstanding of the Issuer as reported on the Issuer's third quarter report issued November 7, 2025 and published on the Issuer's website, plus 94,254,209 additional Common Shares issued in the Maritime Transaction (as described in Item 3 below), plus 2,000,025 Common Shares issuable upon the exercise of warrants beneficially owned by the Reporting Persons (the "Common Shares Outstanding").
- 2176423 Ontario Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 64,015,290; sole dispositive power 0; shared dispositive power 64,015,290; aggregate amount beneficially owned 64,015,290 (18.86% of the class)
  Comment: 3. Includes (i) 24,298,700 Common Shares of the Issuer held of record by Sprott Mining, a wholly-owned subsidiary of 2176423 Ontario, and (ii) 2,000,025 Common Shares issuable upon the exercise of warrants to purchase shares of Common Stock held of record by 2176423 Ontario.
  
  4. The percentage set forth in Row 13 of this Cover Page is calculated based on the Common Shares Outstanding.
- Sprott Mining Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 24,298,700; sole dispositive power 0; shared dispositive power 24,298,700; aggregate amount beneficially owned 24,298,700 (7.2% of the class)
  Comment: 5. The percentage set forth in Row 13 of this Cover Page is calculated based on the Common Shares Outstanding.

## Item 1. Security and Issuer
Title of class of securities: Common Shares, No Par Value
Name of issuer: NEW FOUND GOLD CORP.
Address of issuer's principal executive offices: 1055 West Georgia Street, Suite 2129, Vancouver, Canada, British Columbia Canada (A1), V6E 3P3
Comment: This Amendment No. 5 (this "Amendment") is being filed to update the percentage of shares beneficially owned by the Reporting Persons, and hereby amends and supplements the Statement filed with the Securities and Exchange Commission on December 1, 2021, as further amended on April 13, 2022, April 29, 2022, August 8, 2022 and August 27, 2025. Capitalized terms used but not defined herein shall have the respective meanings set forth in the Statement. Except as amended or supplemented hereby, the information set forth in the Statement remains unchanged.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On November 13, 2025, the Issuer completed its transaction acquiring all of the issued and outstanding shares of Maritime Resources Corp. ("Maritime Resources") through a statutory plan of arrangement pursuant to Division 5 of Part 9 of the Business Corporations Act (British Columbia), whereby each Maritime Resources shareholder received, in exchange for one share of Maritime Resources, 0.75 Common Shares of the Issuer (the "Maritime Transaction"). Prior to the Maritime Transaction, 2176423 Ontario was the owner of record of 10,255,000 shares of Maritime Resources and warrants to purchase 2,666,700 shares of Maritime Resources. As a result of the Maritime Transaction, 2176423 Ontario's shares of Maritime Resources and warrants to purchase shares of Maritime Resources were exchanged for 7,691,250 Common Shares of the Issuer and warrants to purchase 2,000,025 Common Shares of the Issuer. No funds or other consideration other than the shares of Maritime Resources and warrants to purchase shares of Maritime Resources were used by 2176423 Ontario to acquire the Common Shares and warrants to purchase Common Shares described herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Item 5 is hereby amended to read: The information provided on the cover pages to this Statement are hereby incorporated by reference. As of the close of business on November 13, 2025, the Reporting Persons acquired or have been granted, and for the purposes of Rule 13d-3 of the Exchange Act, beneficially own, an aggregate of 65,915,290 Common Shares, which represents approximately 19.42% of the Common Shares Outstanding. Although the Reporting Persons acquired an additional 7,691,250 Common Shares of the Issuer and warrants to purchase 2,000,025 Common Shares of the Issuer in the Maritime Transaction, the Maritime Transaction resulted in the Issuer issuing an additional 94,254,209 Common Shares, which in the aggregate was dilutive to the Reporting Persons and resulted in a decrease of holdings of approximately 3.7% of the Common Shares Outstanding from what was reported in Amendment No. 4.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses in rows 7, 8, 9 and 10 of the cover pages to this Statement are hereby incorporated by reference.
Transactions in the class effected during the past sixty days: Except for the transaction described in Item 3 of this Statement, the Reporting Persons have not engaged in any transaction during the past 60 days involving the Common Shares of the Issuer.
Other persons with the right to receive dividends or sale proceeds: No person, other than the Reporting Persons, is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Shares reported in this Statement.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Sprott Eric: /s/ Eric Sprott, Eric Sprott (11/17/2025)
- 2176423 Ontario Ltd.: /s/ Eric Sprott, Eric Sprott/President (11/17/2025)
- Sprott Mining Inc.: /s/ Eric Sprott, Eric Sprott/President (11/17/2025)